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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM 12b-25

                                             Commission File Number 0-13218
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                          NOTIFICATION OF LATE FILING

        (Check one):  [ ] Form 10-K  [ ] Form 11-K  [ ] Form 20-P  [X] Form 10-Q
[ ] Form N-SAR

For Period Ended:                         March 31, 1996
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[ ] Transition Report on Form 10-K           [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-K           [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

For the Transition Period Ended:
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        Read attached instruction sheet before preparing form. Please print or type.

        Nothing in this form shall be constituted to imply that the Commission has verified any information contained herein.

        If the notification relates to a portion of the filing checked above, identify Item(s) to which the notification relates:
                                                    ----------------------------

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                         PART I. REGISTRANT INFORMATION

Full name of registrant     COMPRESSION LABS. INCORPORATED
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Former name if applicable

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Address of principal executive office (Street and number)

                              2860 JUNCTION AVENUE
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City, State and Zip Code           SAN JOSE, CA  95134
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                        PART II. RULE 12b-25(b) AND (c)

        If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

/X/ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

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[X]     (b)  The subject annual report, semi-annual report, transition report on Form 10-K, 20-P, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                               PART III NARRATIVE

        State below in reasonable detail the reasons why Form 10-K, 11-K, 20-P, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

        The Company has not yet finalized its financial statements for the quarter ended March 31, 1996 due to delays caused primarily by (i) the departure of the Company's Chief Financial officer in [May 1996] and (ii) the involvement of several members of the Company's management and financial organization in business matters related to the potential sale of the Company's Broadcast Product Division, which the Company is accounting for as a discontinued operation.

                           PART IV. OTHER INFORMATION

        (1) Name and telephone number of person to contact in regard to this notification

MICHAEL E. SEIFERT                                      408/435-3000
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     (Name)                                    (Area Code) (Telephone number)

        (2) Have all other periodic reports required under Sections 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                 [X] Yes  [ ] No

        (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 [X] Yes  [ ] No


        If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

[SEE ADDENDUM] (if yes to this question)

                         COMPRESSION LABS, INCORPORATED
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                  (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date    May 10, 1996                     By  /s/ MICHAEL E. SEIFERT
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                                             Name:  Michael E. Seifert
                                             Title: Vice President, Finance and
                                                    Chief Accounting Officer

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